UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-41749

PIXIE DUST TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Pixie Dust Technologies, Inc.

2-2-1 Yaesu, Chuo-ku

Tokyo, 104-0028, Japan

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F        ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Pixie Dust Technologies, Inc. (the “Company”) held its Extraordinary General Meeting of Shareholders (the “Meeting”) on February 18, 2025 at 9:15 a.m., Japan Standard Time (February 17, 2025 at 7:15 p.m., U.S. Eastern Standard Time) in Tokyo, Japan. The proposals considered at the Meeting are described in detail in the Notice of Convocation (the “Notice”) included as Exhibit 99.1 to the Company’s report on Form 6-K as filed with the U.S. Securities and Exchange Commission on January 24, 2025.

Present at the Meeting in person or by proxy were holders of:

●	10,188,300 shares of the Company’s common stock for Proposal No.1, representing at least one-third (1/3) of the issued and exercisable outstanding shares the Company’s common stock as of December 21, 2024, the record date for the Meeting, and constituting a quorum under the Company’s Articles of Incorporation and the Companies Act of Japan;

●	9,695,777 shares of the Company’s common stock for Proposal No.2, representing at least one-third (1/3) of the issued and exercisable outstanding shares the Company’s common stock as of December 21, 2024, the record date for the Meeting, and constituting a quorum under the Company’s Articles of Incorporation and the Companies Act of Japan;

●	10,235,477 shares of the Company’s common stock for Proposals No.3 and No.4, representing at least one-third (1/3) of the issued and outstanding shares the Company’s common stock as of December 21, 2024, the record date for the Meeting, and constituting a quorum under the Company’s Articles of Incorporation and the Companies Act of Japan; and

●	10,235,477 shares of the Company’s common stock for Proposal No.5, representing at least majority of the issued and outstanding shares the Company’s common stock as of December 21, 2024, the record date for the Meeting, and constituting a quorum under the Company’s Articles of Incorporation and the Companies Act of Japan.

The following proposals were voted upon, and the final results in respect of each such proposal are set forth below:

1. Share purchase (1)

Stockholders voted to approve Share purchase (1), as described in the Notice, in connection with the following voting results:

For	Against	Abstain	Broker Non-Votes
10,055,700	132,600	0	0

2. Share purchase (2)

Stockholders voted to approve Share purchase (1), as described in the Notice, in connection with the following voting results:

For	Against	Abstain	Broker Non-Votes
9,556,707	139,070	0	4,541,990

3. Reduction of capital and capital reserve

Stockholders voted to approve Reduction of capital and capital reserve, as described in the Notice, in connection with the following voting results:

For	Against	Abstain	Broker Non-Votes
10,094,548	140,929	0	4,541,990

4. Partial amendment of the Articles of Incorporation

Stockholders voted to approve Reduction of capital and capital reserve, as described in the Notice, in connection with the following voting results:

For	Against	Abstain	Broker Non-Votes
10,100,832	134,645	0	4,541,990

5. Election of Five (5) Directors

Masahiko Ito was elected to serve on the Company’s Board of Directors, in connection with the following voting results:

Nominee	For	Against	Abstain	Broker Non-Votes
Masahiko Ito	10,066,477	143,263	25,737	4,541,990

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIXIE DUST TECHNOLOGIES, INC.

Date: February 18, 2025	By:	/s/ Yoichi Ochiai
	Name:	Yoichi Ochiai
	Title:	Chief Executive Officer

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